UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES ACT OF 1934

For the Fiscal Year Ended May 30, 2009

000-50128

Commission File Number

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Bank of North Carolina Savings and Profit Sharing Plan and Trust

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BNC BANCORP

1226 Eastchester Drive

High Point, North Carolina 27265

Telephone (336) 869-9200

BANK OF NORTH CAROLINA

SAVINGS AND PROFIT SHARING PLAN AND TRUST

Financial Statements

and

Supplemental Schedules

May 31, 2009 and 2008

BANK OF NORTH CAROLINA

SAVINGS AND PROFIT SHARING PLAN AND TRUST

May 31, 2009 and 2008

Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Participants and Administrator of

Bank of North Carolina Savings and Profit Sharing Plan and Trust

Thomasville, North Carolina

We have audited the accompanying statements of net assets available for benefits of the Bank of North Carolina Savings and Profit Sharing Plan and Trust (the “Plan”) as of May 31, 2009 and 2008 and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements of the Plan referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of May 31, 2009 and 2008, and changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) and the supplemental Schedule of Delinquent Participant Contributions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CHERRY, BEKAERT & HOLLAND, L.L.P.

Raleigh, North Carolina

September 25, 2009

BANK OF NORTH CAROLINA SAVINGS AND PROFIT SHARING PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

May 31, 2009 and 2008

	2009	2008
Assets
Investments:
Common collective trust	$939,056	$—
Mutual funds	3,701,159	5,187,014
BNC Bancorp Stock	1,584,897	2,395,276
Participant loans	227,524	208,142

Total investments	6,452,636	7,790,432

Receivables:
Participant contributions	33,961	36,925
Employer contributions	25,174	27,298

Total receivables	59,135	64,223

Total assets	6,511,771	7,854,655

Liabilities
Excess contributions payable	4,348	5,004

Total liabilities	4,348	5,004

Net assets available for benefits at fair value	6,507,423	7,849,651

Adjustment from fair value to contract value for fully benefit responsive investment contracts	97,636	—

NET ASSETS AVAILABLE FOR BENEFITS	$6,605,059	$7,849,651

BANK OF NORTH CAROLINA SAVINGS AND PROFIT SHARING PLAN AND TRUST

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Years Ended May 31, 2009 and 2008

	2009	2008
Additions to net assets attributed to:
Interest and dividends	$148,386	$345,529

Contributions:
Participant contributions	890,275	852,690
Employer contributions	651,402	619,559
Rollover contributions	132,805	126,567

Total contributions	1,674,482	1,598,816

Total additions	1,822,868	1,944,345

Deductions from net assets attributed to:
Net depreciation in fair value of investments	2,439,639	985,560
Benefits paid to participants	623,124	321,728
Administrative expenses	4,697	0

Total deductions	3,067,460	1,307,288

NET DECREASE IN NET ASSETS	(1,244,592)	637,057

Net assets available for pension benefits - beginning of year	7,849,651	7,212,594

NET ASSETS AVAILABLE FOR BENEFITS - END OF YEAR	$6,605,059	$7,849,651

BANK OF NORTH CAROLINA

SAVINGS AND PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

May 31, 2009 and 2008

Note 1 – Description of the Plan

The following brief description of the Bank of North Carolina Savings and Profit Sharing Plan and Trust (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General – The Plan was officially adopted and effective on January 1, 1997. The Plan is a defined contribution pension plan covering all non-bargaining unit employees of Bank of North Carolina (the “Company”) who have attained the age of 18. The Plan is administered by Ascensus, Inc. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions – Each year, participants may contribute up to 75% of pre-tax annual compensation subject to Internal Revenue Code Limitations, as defined in the Plan. Participants may also contribute rollovers from other qualified plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Company makes matching contributions to the Plan equal to 100% of employees’ elective deferrals up to 6%. Employees who are eligible to make elective deferrals under the Plan and who have attained age 50 before the close of the Plan year are eligible to make catch-up contributions.

Participant accounts – Each participant’s account is credited with the participant’s contribution, including any rollover amounts from qualified plans, and allocations of the Company’s contribution. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting – Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of participant’s accounts is based on years of continuous service as follows:

Years of Service	Vesting Percentage
Less than one	0%
1	20%
2	40%
3	60%
4	80%
5	100%

Payment of benefits – Participants may withdraw all or a portion of their vested account if they terminate employment before attaining normal retirement age, become disabled, or attain normal retirement age but continue to work. Participants may also withdraw from the Plan when they attain age 59 1/2 but continue to work or qualify for in-service distributions on account of financial hardship. Payments from the Plan that are eligible rollover distributions may be either paid in a direct rollover to an individual retirement account of another employer plan or paid directly to the participant. If the vested portion is between $1,000 and $5,000, and the participant does not elect to receive the distribution in a lump sum or direct rollover, benefits will be paid as a direct rollover to an individual retirement account. If the vested account balance is more than $5,000, all or a portion of benefits will be paid as a lump sum.

BANK OF NORTH CAROLINA

SAVINGS AND PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

May 31, 2009 and 2008

Note 1 – Description of the Plan (continued)

Participant loans – The minimum amount participants may borrow from the Plan is $1,000. Participants may borrow from their accounts up to $50,000 or 50% of their vested account balance, whichever is less. All loans are secured by the participant’s vested balance and bear interest at a rate equal to the prime rate at the time of the loan plus 1%. The interest rates vary from 4.25% to 9.25% during fiscal year 2009. Loan repayments must be amortized in level payments, not less frequently than quarterly, over a period not extending five years from the date of the loan, unless such loan is used to acquire a dwelling unit which, within a reasonable time, will be used as the principal residence of the participant.

Forfeited accounts – When certain terminations of participation in the Plan occur, the nonvested portion of the participants account, as defined by the Plan, represents a forfeiture. Such forfeitures are used to reduce future employer contributions. At May 31, 2009 and 2008, forfeited nonvested amounts totaled $3,442 and $27,918. During fiscal years 2009 and 2008, $42,238 and 46,804, of forfeited accounts were used to reduce employer contributions, respectively.

Administrative expenses – All reasonable expenses of administration including, but not limited to, those involved in retaining necessary professional assistance are paid by the Company.

Note 2 – Summary of significant accounting policies

Basis of accounting – The accompanying financial statements are prepared on the accrual basis of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribution for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contract as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investment valuation and income recognition – Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Investment securities in general, are subject to various risks, such as interest rate, credit and overall market volatility. Due to the levels of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

BANK OF NORTH CAROLINA

SAVINGS AND PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

May 31, 2009 and 2008

Note 2 – Summary of significant accounting policies (continued)

Payment of benefits – Benefits are recorded when paid.

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclose of contingent assets and liabilities. Actual results could differ from those estimates.

Excess contributions payable – The Plan is required to return contributions received during the plan year in excess of the Internal Revenue Code limits.

Adoption of New Accounting Standard – In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements (SFAS 157) which defines fair value, establishes a framework for measuring fair value under current accounting pronouncements that require or permit fair value measurement and enhances disclosures about fair value measurements.

Effective January 1, 2008, the Plan adopted SFAS 157. SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction value hierarchy which requires an entity to maximize the use of observable inputs when measuring fair value. Adoption of SFAS 157 did not have a material impact on the Plan’s financial statements.

The standard describes three levels of inputs that may be used to measure fair value:

Level 1 – Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date;

Level 2 – Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies; and

Level 3 – Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Mutual funds

These investments are public investment vehicles valued using the Net Asset Value (NAV) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and classified within level 1 of the valuation hierarchy.

BANK OF NORTH CAROLINA

SAVINGS AND PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

May 31, 2009 and 2008

Note 2 – Summary of significant accounting policies (continued)

Common stock

Common stock is valued at the closing price reported on the New York Stock Exchange (NYSE) and National Association of Securities Dealers Automated Quotations (NASDAQ) Composite Listing and is classified within level 1 of the valuation hierarchy.

Common collective trust

These investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is classified within level 2 of the valuation hierarchy because the NAV’s unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.

Participant loans

Loans to plan participants are valued at cost plus accrued interest, which approximates fair value and are classified within level 3 of the valuation hierarchy.

Note 3 – Investments

The OFI Stable Value Trust is a common collective trust fund which 99% consists of the Union Bond and Trust Company Stable Value Fund. This fund consists of investments in contracts at fair value of the underlying investments, and then adjusted by the issuer to contract value. The fund may invest in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage backed securities, bond funds, and other fixed income securities. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. The risk of the common collective trust and their net realizable value is dependent upon financial stability of the issuing entity and its ability to fulfill the terms of the contracts. At May 31, 2009, there were no reserves established against contract values for credit risk. The latest available reports for the Union Bond and Trust Company Stable Value Fund were for the year ended December 31, 2008. The average yield and crediting interest rates of this fund were approximately 3.7% in 2008.

The following presents investments that represent 5% or more of the Plan’s net assets at May 31:

	2009	2008
OFI Stable Value Trust, 84,828.910 shares and 0 shares, respectively	$939,056	$—	*

BNC Bancorp Stock Fund, 197,642.133 units and 164,948.097 units, respectively	1,584,897	2,395,276

Oppenheimer Main Street Small Cap Fund A, 24,537.034 shares and 19,798.367 shares, respectively	336,157	385,474

BANK OF NORTH CAROLINA

SAVINGS AND PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

May 31, 2009 and 2008

Note 3 – Investments (continued)

	2009		2008
Oppenheimer Main Street Opportunity A, 0 shares and 39,349.248 shares, respectively	—	*	521,378

Oppenheimer International Diversified A Fund, 50,846.199 shares and 39,425.463 shares, respectively	444,396		515,685

Oppenheimer Cash Reserves A, 0 shares and 877,486.200 shares, respectively	—	*	877,486

Oppenheimer Value Fund A, 23,793.591 shares and 18,470.458 shares, respectively	387,122		451,049

Oppenheimer Small & Mid Cap Value Fund A, 13,849.518 shares and 11,029.828 shares, respectively	—	*	392,882

Ivy Capital Appreciation Fund A, 0 shares and 49,338.754 shares, respectively	—	*	520,030

Oppenheimer Quest Opportunity Value, 36,027.906 shares and 0 share, respectively	842,693		—	*

*	Does not represent over 5% of the Plan’s net assets at year end.

During the year ended May 31, 2009 and 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by as follows:

	2009	2008
Common collective trust	$99,340	$—
Mutual funds	(1,445,251)	(337,466)
BNC Bancorp Stock	(1,093,728)	(648,560)

	$(2,439,639)	(985,560)

BANK OF NORTH CAROLINA

SAVINGS AND PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

May 31, 2009 and 2008

Note 4 – Fair Value of Financial Investments, Carried at Fair Value

See “Adoption of New Accounting Standard” in Note 2 above for discussions of the methodologies and assumptions used to determine the fair value of the Plan’s investments.

Below are the Plan’s financial instruments carried at fair value on a recurring basis by the SFAS 157 fair value hierarchy levels described in Note 2.

	As of May 31, 2009
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Assets:
Mutual funds	$3,701,159	$—	$—	$3,701,159
BNC stock	1,584,897	—	—	1,584,897
Common collective trust	—	939,056	—	939,056
Participant loans	—	—	227,524	227,524

Total Assets	$5,286,056	$939,056	$227,524	$6,452,636

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 investment assets for the year ended May 31, 2009:

	As of May 31, 2009
	Beginning Fair Value	Sales, Issuances, Maturities, Settlements, Calls, Net	Ending Fair Value
Participant loans	$208,142	$19,382	$227,524

Total	$208,142	$19,382	$227,524

Note 5 – Plan termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their account balances.

BANK OF NORTH CAROLINA

SAVINGS AND PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

May 31, 2009 and 2008

Note 6 – Tax status

On December 31, 2006, the Plan adopted a standardized prototype plan sponsored by Oppenheimer Funds Distributor, Inc. (“Oppenheimer”). The Internal Revenue Service has determined and informed Oppenheimer by letter dated March 31, 2008, that the prototype document satisfies the applicable sections of the Internal Revenue Code (“IRC”). The Plan itself has not received a determination letter from the IRS. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Note 7 – Related Party Transactions

Administrative expenses are paid to Ascensus, Inc., the administrator, by the Company. Twenty four percent of the Plan’s investments are held in BNC Bancorp stock, the Bank of North Carolina’s Parent Company, this is a party-in-interest transaction.

Note 8 – Reconciliation of financial statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500.

	2009	2008
Net assets available for benefits per financial statements	$6,605,059	$7,849,651
Contributions receivable	—	(64,223)
Excess contributions payable	4,348	5,004
Adjustment from fair value to contract value for fully benefit responsive investment contracts	(97,636)	—
Other	—	(2,158)

Net assets available for benefits per Form 5500	$6,511,771	$7,788,274

The following is a reconciliation of the change in net assets available for benefits per the financial statements to the Form 5500:

	2009	2008
Change in net assets available for benefits per the financial statements	$(1,244,592)	$637,057
Decrease in excess contributions payable	(656)	(5,004)
Prior year contributions receivable	64,223	(64,223)
Adjustment from fair value to contract value for fully benefit responsive investment contracts	(97,636)	—
Other	2,158	(9,387)

Change in net assets available for benefits per Form 5500	$(1,276,503)	$558,443

BANK OF NORTH CAROLINA

SAVINGS AND PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

May 31, 2009 and 2008

Note 9 – Subsequent Event

Effective July 1, 2009, the Plan was amended to change the employer match from 100% to 50% of the employee’s elective deferral up to 6% to a discretionary match and will be determined each year by the Bank of North Carolina.

BANK OF NORTH CAROLINA SAVINGS AND PROFIT SHARING PLAN AND TRUST

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

May 31, 2009

Form 5500 - Schedule H (Part IV, Line 4i)

I.D. Number: 56-1663154

Plan Number: 001

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value
	Common collective trust
	OFI Stable Value Trust	84,828.910 shares	$939,056

	Mutual funds
	Franklin Income Fund Class R	125,964.464 shares	219,178
	Pimco Real Return Fund	20,850.360 shares	214,759
*	Oppenheimer International Diversified A Fund	50,846.199 shares	444,396
*	Oppenheimer Main Street Small Cap Fund A	24,537.034 shares	336,157
*	Oppenheimer Real Estate Fund Class A	15,543.781 shares	170,049
*	Oppenheimer Commodity Strategy Total Return Fund	40,530.176 shares	130,912
*	Oppenheimer Strategic Income Fund A	86,382.584 shares	306,658
*	Oppenheimer Value Fund A	23,793.591 shares	387,122
*	Oppenheimer Sm & Mid Cap Value Fund A	13,849.518 shares	297,211
	Franklin Mutual Global Discovery Fund	833.740 shares	19,693
	PIMCO Total Return Fund	28,299.485 shares	295,164
*	Oppenheimer Quest Opportunity Value A Fund	36,027.906 shares	842,693
	Franklin Growth Fund Cl R	236.646 shares	7,298
	AIM Mid Cap Core Equity Fund	315.975 shares	5,466
*	Oppenheimer Rising Dividends Fund	2,018.413 shares	24,403

	Total mutual funds		3,701,159

	Employer securities
*	BNC Bancorp Stock	197,642.133 shares	1,584,897
*	Participant loans	4.25% - 9.25%	227,524

	Total		$6,452,636

An asterisk (*) in column (a) denotes a party-in-interest to the plan.

Column (d), cost of investments, is not applicable as these are participant directed accounts.

BANK OF NORTH CAROLINA SAVINGS AND PROFIT SHARING PLAN AND TRUST

SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

Form 5500, Schedule H (Part IV, Line 4a)

I.D. Number: 56-1663154 Plan Number: 001

Year Ended May 31, 2009

Participant Contributions Transferred Late to the Plan		Total that Constitutes Nonexempt Prohibited Transactions
Pay Date	Amount Transferred Late
6/15/2008	$39,487	$39,487

B. Exhibit List.

Exhibit 23.1        Consent of Cherry, Bekaert & Holland, L.L.P.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Bank of North Carolina Savings and Profit Sharing Plan and Trust has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Bank of North Carolina Savings and Profit Sharing Plan and Trust

Date: September 30, 2009	By:	/s/ David B. Spencer
David B. Spencer, CFO